Brookfield Renewable Energy Partners L.P.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

AS AT MARCH 31, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

UNAUDITED		Mar 31	Dec 31
(MILLIONS)	Notes	2014	2013
Assets
Current assets
Cash and cash equivalents		$227	$203
Restricted cash		195	169
Trade receivables and other current assets		253	184
Due from related parties	5	23	48
		698	604
Financial instrument assets	4	8	15
Equity-accounted investments	6	549	290
Property, plant and equipment, at fair value	7	15,771	15,741
Deferred income tax assets	10	136	117
Other long-term assets		126	210
		$17,288	$16,977
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	$219	$209
Financial instrument liabilities	4	85	62
Due to related parties	5	88	110
Current portion of long-term debt	9	655	517
		1,047	898
Financial instrument liabilities	4	12	9
Long-term debt and credit facilities	9	6,156	6,106
Deferred income tax liabilities	10	2,247	2,265
Other long-term liabilities		85	163
		9,547	9,441
Equity
Non-controlling interests
Preferred equity	11	766	796
Participating non-controlling interests - in
operating subsidiaries	11	1,571	1,303
General partnership interest in a holding subsidiary
held by Brookfield	11	54	54
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	11	2,641	2,657
Limited partners' equity	12	2,709	2,726
		7,741	7,536
		$17,288	$16,977

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED	Notes	2014	2013
THREE MONTHS ENDED MARCH 31
(MILLIONS, EXCEPT PER UNIT AMOUNTS)
Revenues	5	$480	$437
Other income		3	2
Direct operating costs		(130)	(126)
Management service costs	5	(11)	(12)
Interest expense – borrowings	9	(101)	(102)
Share of earnings from equity-accounted investments	6	1	4
Unrealized financial instrument gain	4	-	16
Depreciation	7	(126)	(128)
Other	3	19	(2)
Income before income taxes		135	89
Income tax expense
Current	10	(8)	(3)
Deferred	10	(2)	(1)
		(10)	(4)
Net income		$125	$85
Net income attributable to:
Non-controlling interests
Preferred equity	11	$9	$7
Participating non-controlling interests - in operating subsidiaries	11	40	16
General partnership interest in a holding subsidiary held by Brookfield	11	1	1
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	11	37	30
Limited partners' equity	12	38	31
		$125	$85
Basic and diluted earnings per LP Unit		$0.29	$0.23

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

UNAUDITED	Notes	2014	2013
THREE MONTHS ENDED MARCH 31
(MILLIONS)
Net income		$125	$85
Other comprehensive income (loss) that may be reclassified to net income
Financial instruments designated as cash-flow hedges
Losses arising during the year	4	(36)	(3)
Reclassification adjustments for amounts recognized in net income	4	8	3
Foreign currency translation		(14)	(39)
Deferred income taxes on above items	10	5	-
Other comprehensive loss		(37)	(39)
Comprehensive income		$88	$46
Comprehensive income attributable to:
Non-controlling interests
Preferred equity	11	$(21)	$(9)
Participating non-controlling interests - in operating subsidiaries	11	40	18
General partnership interest in a holding subsidiary held by Brookfield	11	1	-
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	11	34	18
Limited partners' equity	12	34	19
		$88	$46

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income								Participating
									General	non-controlling
									partnership	interests - in a
				Actuarial				Participating	interest in	holding subsidiary
				losses on		Total		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
UNAUDITED	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at January 1, 2013	$(227)	$125	$3,285	$(11)	$(25)	$3,147	$500	$1,028	$63	$3,070	$7,808
Net income	31	-	-	-	-	31	7	16	1	30	85
Other comprehensive income (loss)	-	(12)	-	-	-	(12)	(16)	2	(1)	(12)	(39)
Shares issued	-	-	-	-	-	-	175	-	-	-	175
Acquisitions	14	-	(14)	-	-	-	-	-	-	-	-
Distributions	(48)	-	-	-	-	(48)	(7)	(62)	(1)	(47)	(165)
Contributions and other	(1)	-	-	-	-	(1)	-	43	-	-	42
Change in period	(4)	(12)	(14)	-	-	(30)	159	(1)	(1)	(29)	98
Balance, as at March 31, 2013	$(231)	$113	$3,271	$(11)	$(25)	$3,117	$659	$1,027	$62	$3,041	$7,906

Balance, as at January 1, 2014	$(337)	$(83)	$3,160	$(7)	$(7)	$2,726	$796	$1,303	$54	$2,657	$7,536
Net income	38	-	-	-	-	38	9	40	1	37	125
Other comprehensive income (loss)	-	5	-	-	(9)	(4)	(30)	-	-	(3)	(37)
Acquisitions (Note 3)	2	-	(2)	-	-	-	-	245	-	-	245
Distributions	(51)	-	-	-	-	(51)	(9)	(17)	(2)	(50)	(129)
Other	-	-	-	-	-	-	-	-	1	-	1
Change in period	(11)	5	(2)	-	(9)	(17)	(30)	268	-	(16)	205
Balance, as at March 31, 2014	$(348)	$(78)	$3,158	$(7)	$(16)	$2,709	$766	$1,571	$54	$2,641	$7,741

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED	Notes	2014	2013
THREE MONTHS ENDED MARCH 31
(MILLIONS)
Operating activities
Net income		$125	$85
Adjustments for the following non-cash items:
Depreciation	7	126	128
Unrealized financial instrument gain	4	-	(16)
Share of earnings from equity accounted investments	6	(1)	(4)
Deferred income tax expense	10	2	1
Other non-cash items		(8)	(2)
Dividends received from equity-accounted investments	6	6	3
Changes in due to or from related parties		40	1
Net change in working capital balances		(18)	6
		272	202
Financing activities
Long-term debt – borrowings	9	581	1,112
Long-term debt – repayments	9	(296)	(1,007)
Capital provided by participating non-controlling interests - in operating
subsidiaries	3,11	245	41
Issuance of preferred equity	11	-	169
Distributions:
To participating non-controlling interests - in operating subsidiaries
and preferred equity	11	(26)	(69)
To unitholders of Brookfield Renewable or BRELP	12	(164)	(91)
		340	155
Investing activities
Acquisitions	3	(540)	(228)
Investment in:
Sustaining capital expenditures	7	(11)	(8)
Development and construction of renewable power generating assets	7	(11)	(27)
Restricted cash and other		(26)	(4)
		(588)	(267)
Cash and cash equivalents
Increase		24	90
Balance, beginning of period		203	137
Balance, end of period		$227	$227
Supplemental cash flow information:
Interest paid		$51	$39
Interest received		3	2
Income taxes paid		14	14

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

brookfield renewable energy partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in the United States, Canada and Brazil.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”).

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2013.

Certain information and footnote disclosure normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2013 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, Brookfield Renewable Partners Limited, on May 2, 2014.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

(c) New interpretation adopted by Brookfield Renewable

IFRIC 21, Levies  was adopted and applied by Brookfield Renewable on  January 1, 2014, which had no material impact on the interim consolidated financial statements. Please see Note 2 (q) - Future changes in accounting policies in our December 31, 2013 audited consolidated financial statements.

(d) Future changes

There are no future changes to IFRS with potential impact on Brookfield Renewable other than the changes disclosed in the December 31, 2013 audited consolidated financial statements.

3.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the respective dates of acquisition.

Maine Hydroelectric Generation Facilities

In January 2014, Brookfield Renewable acquired a 70 MW hydroelectric portfolio of generation facilities that are expected to generate approximately 400 GWh annually (“Maine Hydro”). The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest in the portfolio. Total cash consideration was $244 million. The acquisition costs of $2 million were expensed as incurred.

California Hydroelectric Generation Facility

In February 2014, Brookfield Renewable acquired the remaining 50% interest in a 30 MW hydroelectric generation facility in California for cash consideration of $11 million, taking its total investment to 100% (the “California Hydro Step Acquisition”). The California Hydroelectric Step Acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 22% controlling interest in the facility.

Pennsylvania Hydroelectric Generation Facility

In March 2014, Brookfield Renewable acquired a 33% economic and 50% voting interest in a 417 MW hydroelectric generation facility in Pennsylvania (“Pennsylvania Hydro”) which is expected to generate approximately 1,100 GWh annually. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total cash consideration was $295 million.  Brookfield Renewable will account for its acquired 33% economic interest using the equity method. The acquisition costs of $1 million were expensed as incurred.

Voting Agreements

In January 2014 and March 2014, Brookfield Renewable entered into voting agreements with subsidiaries of Brookfield Asset Management whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”), in which Brookfield Renewable holds its investments in the Maine Hydro and Pennsylvania Hydro with institutional investors, agreed to assign to Brookfield Renewable their voting rights to appoint the directors of the BIF II Entities.

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

Purchase price allocations, at fair values, with respect to the acquisitions were as follows:

(MILLIONS)	Maine	Pennsylvania
Cash and cash equivalents	$7	$-
Trade receivables and other current assets	13	6
Equity-accounted investments	-	301
Property, plant and equipment, at fair value	220	-
Other long-term assets	6	-
Current liabilities	(1)	-
Other long-term liabilities	(1)	(12)
Net assets acquired	$244	$295

The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized within 12 months of the acquisition date.

4.  risk management and financial instruments

Risk management

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2013 audited consolidated financial statements.

Financial instruments disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Mar 31, 2014				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2013
Assets measured at fair value:
Cash and cash equivalents	$227	$-	$-	$227	$203
Restricted cash	195	-	-	195	169
Financial instrument assets
Interest rate swaps	-	8	-	8	15
Property, plant and equipment(1)	-	-	15,771	15,771	15,741
Liabilities measured at fair value:
Financial instrument liabilities
Energy derivative contracts	-	-	-	-	(3)
Interest rate swaps	-	(94)	-	(94)	(68)
Foreign exchange swaps	-	(3)	-	(3)	-
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities	-	(7,453)	-	(7,453)	(7,128)
Total	$422	$(7,542)	$15,771	$8,651	$8,929

(1)       Refer to Note 7 - Property, plant and equipment, at fair value for further information.

There were no transfers between levels during the three months ended March 31, 2014.

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Mar 31, 2014			Dec 31, 2013
(MILLIONS)	Assets	Liabilities	Net Liabilities	Net Liabilities
Energy derivative contracts	$1	$1	$-	$3
Interest rate swaps	8	94	86	53
Foreign exchange swaps	1	4	3	-
Total	10	99	89	56
Less: current portion	2	87	85	62
Long-term portion	$8	$12	$4	$(6)

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize the price of gas purchases or eliminate the price risk on the sale of certain future power generation.  Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

For the three months ended March 31, 2014, unrealized gains of $nil were recognized in the statements of income (2013: unrealized gains of $9 million). For the three months ended March 31, 2014, unrealized losses of $6 million were recognized in OCI (2013: nil).

For the three months ended March 31, 2014, losses of $8 million relating to cash flow hedges were reclassified from OCI to net income (2013: $nil).

Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the interim consolidated financial statements at an amount equal to fair value.

For the three months ended March 31, 2014, unrealized gains of $nil were recognized in the statements of income (2013: unrealized gains of $7 million). For the three months ended March 31, 2014, unrealized losses of $30 million were recognized in OCI (2013: unrealized losses of $3 million).

For the three months ended March 31, 2014, gains of $nil relating to cash flow hedges were reclassified from OCI to net income (2013: gains of $3 million).

Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

For the three months ended March 31, 2014, unrealized gains of $1 million were recognized in the statements of income (2013: $nil). For the three months ended March 31, 2014, unrealized losses of $4 million were recognized in OCI (2013: $nil).

5.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount.  Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

The following table reflects the related party agreements and transactions on the consolidated statements of income for the three months ended March 31:

(MILLIONS)	2014	2013
Revenues
Purchase and revenue support agreements	$35	$103
Wind levelization agreement	1	1
	$36	$104
Direct operating costs
Energy purchases	$(6)	$(10)
Energy marketing fee	(5)	(5)
Insurance services	(7)	(6)
	$(18)	$(21)
Management service costs	$(11)	$(12)

6. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

	Three months ended	Year ended
(MILLIONS)	Mar 31, 2014	Dec 31, 2013
Balance, beginning of period	$290	$344
Acquisitions (see Note 3):
California Hydro Step Acquisition	(39)	-
Pennsylvania Hydro	301	-
Canada hydroelectric step acquisition	-	(19)
Revaluation recognized through OCI	-	(15)
Share of OCI	-	1
Share of net income	1	9
Dividends	(3)	(18)
Foreign exchange loss	-	(12)
Other	(1)	-
Balance, end of period	$549	$290

The following table summarizes certain financial information of equity-accounted investments for the three months ended March 31:

(MILLIONS)	2014	2013
Revenue	$41	$33
Net income	1	7
Share of net income (loss)
Cash earnings	7	6
Non-cash loss	(6)	(2)

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

7.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

				Co-
(MILLIONS)	Hydroelectric	Wind energy	CWIP	generation	Total
As at December 31, 2013	$12,806	$2,448	$441	$46	$15,741
Foreign exchange	(110)	(46)	(11)	(1)	(168)
Additions	295	-	29	-	324
Depreciation(1)	(91)	(34)	-	(1)	(126)
As at March 31, 2014	$12,900	$2,368	$459	$44	$15,771

(1)       Assets not subject to depreciation include construction work in process (“CWIP”) and land.

8.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Mar 31	Dec 31
(MILLIONS)	2014	2013
Operating accrued liabilities	$78	$101
Interest payable on corporate and subsidiary borrowings	94	49
Accounts payable	21	11
LP Unitholders’ distribution and preferred dividends payable(1)	19	40
Other	7	8
	$219	$209

(1)       Includes amounts payable to external LP Unitholders. Amounts payable to Brookfield Asset Management are included in due to related parties.

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

9.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Mar 31, 2014			Dec 31, 2013
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (CDN$200)	5.3	4.6	$181	5.3	4.8	$188
Series 4 (CDN$150)	5.8	22.6	136	5.8	22.9	141
Series 6 (CDN$300)	6.1	2.7	272	6.1	2.9	282
Series 7 (CDN$450)	5.1	6.5	407	5.1	6.8	424
Series 8 (CDN$400)	4.8	7.9	362	4.8	8.1	377
	5.3	7.5	$1,358	5.3	7.7	$1,412
Subsidiary borrowings
United States	5.9	9.6	$2,973	6.0	9.7	$2,826
Canada	5.7	14.5	1,935	5.8	15.2	1,877
Brazil	7.4	10.9	240	7.4	11.1	238
	5.9	11.5	$5,148	6.0	11.8	$4,941
Credit facilities	1.5	3.6	$346	1.4	3.8	$311
Total debt			$6,852			$6,664
Add: Unamortized premiums(1)			12			11
Less: Unamortized financing fees(1)			(53)			(52)
Less: Current portion			(655)			(517)
			$6,156			$6,106

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable (Note 13  - Subsidiary public issuers).  The finance subsidiary may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture.  The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in the United States and Canada consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of TJLP, the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate, plus a margin.

In January 2014, the $279 million bridge loan associated with a 360 MW operating hydroelectric portfolio located in Maine was refinanced to 2017 at LIBOR plus 2.25%.

In February 2014, as part of the Maine Hydro acquisition, $140 million of financing was obtained through a bond issuance with a 5.5% interest rate maturing in 2024.

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

In March 2014, Brookfield Renewable up-financed indebtedness associated with a 349 MW Ontario hydroelectric portfolio through the issuance of C$90 million of senior and C$60 million of subordinate bonds with interest rates of 3.8% and 5.0% respectively maturing in June 2023.

Cash received from borrowings net of repayments was $250 million during the three months ended March 31, 2014.

Credit facilities

Brookfield Renewable and its subsidiaries issue letters of credit from its credit facilities for general corporate purposes, which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

	Mar 31	Dec 31
(MILLIONS)	2014	2013
Available revolving credit facilities	$1,480	$1,480
Drawings(1)	(289)	(311)
Issued letters of credit	(237)	(212)
Unutilized revolving credit facilities	$954	$957

(1)            Amounts are unsecured and revolving. Interest rate is at the London Interbank Offered Rate (“LIBOR”) plus 1.25% (December 31, 2013: 1.25%).

Net repayments of $22 million were made during the three months ended March 31, 2014.

During the three months ended March 31, 2014, Brookfield Renewable borrowed $57 million from a subscription credit facility made available by a private fund sponsored by Brookfield Asset Management. This subscription credit facility is only available to us on a limited basis. The facility has an interest rate of LIBOR plus 1.55% and is unsecured.

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

10.  Income taxes

Brookfield Renewable’s effective income tax rate was 7.4% for the three months ended March 31, 2014 (2013: 4.5%). The effective tax rate is less than the statutory rate primarily due to rate differentials and non-controlling interests income not subject to tax.

11. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

	Mar 31	Dec 31
(MILLIONS)	2014	2013
Preferred equity	$766	$796
Participating non-controlling interests - in operating subsidiaries	1,571	1,303
General partnership interest in a holding subsidiary held by Brookfield	54	54
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,641	2,657
Total	$5,032	$4,810

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the three months
	Shares	Dividend	redemption	ended March 31		Mar 31	Dec 31
(MILLIONS)	Outstanding	Rate	date	2014	2013	2014	2013
Series 1	10	5.25%	Apr 30, 2015	$3	$3	$225	$234
Series 3	10	4.40%	Jul 31, 2019	2	3	225	234
Series 5	7	5.00%	Apr 30, 2018	2	1	158	164
Series 6	7	5.00%	Jul 31, 2018	2	-	158	164
	34			$9	$7	$766	$796

As at March 31, 2014, none of the issued Class A Preference Shares have been redeemed by Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”).

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield
	Infrastructure	Infrastructure	The Catalyst	Brascan
(MILLIONS)	Fund	Fund	Group	Energetica	Other	Total
As at December 31, 2012	$806	$-	$123	$58	$41	$1,028
Net income	21	1	18	1	-	41
OCI	133	(2)	(26)	(10)	4	99
Acquisitions	51	214	-	-	-	265
Distributions	(119)	-	-	(3)	-	(122)
Other	(1)	(6)	1	-	(2)	(8)
As at December 31, 2013	$891	$207	$116	$46	$43	$1,303
Net income	21	13	6	-	-	40
OCI	(1)	1	-	2	(2)	-
Acquisitions (Note 3)	-	245	-	-	-	245
Distributions	(12)	(4)	-	(1)	-	(17)
Other	-	-	-	1	(1)	-
As at March 31, 2014	$899	$462	$122	$48	$40	$1,571
Interests held by third parties	75-80%	50-60%	25%	20-30%	24-50%

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in Brookfield Renewable Energy L.P. (“BRELP”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that distributions exceed $0.375 per unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable Partnership Units issued by BRELP. The Redeemable/Exchangeable Partnership Units are held 100% by Brookfield Asset Management, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable Partnership Units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable Partnership Units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable Partnership Units are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. Both the LP Units issued by Brookfield Renewable and the Redeemable/Exchangeable Partnership Units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

As at March 31, 2014, General Partnership Units and Redeemable/Exchangeable Partnership Units outstanding were 2,651,506 (December 31, 2013: 2,651,506) and 129,658,623 (December 31, 2013: 129,658,623), respectively.

For  the three months ended March 31, 2014, BRELP declared $1 million in distributions on the general partnership interest (2013: $1 million) and an incentive distribution of $1 million (2013: $nil). For  the three months ended March 31, 2014, BRELP declared distributions on the Redeemable/Exchangeable Partnership Units held by Brookfield of $50 million (2013: $47 million).

12. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at March 31, 2014, LP Units outstanding were 133,030,372 (December 31, 2013: 132,984,913) including 40,026,986 (December 31, 2013: 40,026,986) held by Brookfield Asset Management. General partnership interests represent 0.01% of Brookfield Renewable.

During the three months ended March 31, 2014, 45,459 LP Units (2013: 17,703 LP Units)  were issued under the distribution reinvestment plan.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the three months ended March 31, 2014, Brookfield Renewable declared distributions on its LP Units of $51 million or $0.3875 per LP Unit (2013: $48 million or $0.3625 per LP Unit).

The composition of the distribution is presented in the following table:

(MILLIONS)	2014	2013
Brookfield Asset Management	$15	$14
External LP Unitholders	36	34
	$51	$48

In February 2014, unitholder distributions were increased to $1.55 per unit on an annualized basis, an increase of ten cents per unit, to take effect with the first quarter distribution payable in March 2014.

13.  subsidiary public issuers

See Note 9 – Long-term debt and credit facilities for additional details regarding corporate notes. See Note 11 – Non-controlling interests for additional details regarding Class A Preference Shares.

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Brookfield Renewable Energy Partners ULC (“BREP Finance”):

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
As at March 31, 2014:
Current assets	$20	$-	$1,383	$703	$(1,408)	$698
Long-term assets	2,711	754	-	16,583	(3,458)	16,590
Current liabilities	22	9	26	2,382	(1,392)	1,047
Long-term liabilities	-	-	1,352	7,896	(748)	8,500
Preferred equity	-	766	-	-	-	766
Participating non-controlling interests -
in operating subsidiaries	-	-	-	1,571	-	1,571
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,641	-	2,641
As at December 31, 2013:
Current assets	$48	$-	$1,429	$610	$(1,483)	$604
Long-term assets	2,728	785	-	16,365	(3,505)	16,373
Current liabilities	50	10	17	2,256	(1,435)	898
Long-term liabilities	-	-	1,406	7,914	(777)	8,543
Preferred equity	-	796	-	-	-	796
Participating non-controlling interests -
in operating subsidiaries	-	-	-	1,303	-	1,303
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,657	-	2,657

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
For the three months ended Mar 31, 2014
Revenues	$-	$-	$-	$480	$-	$480
Net income (loss)	38	-	-	125	(38)	125
For the three months ended Mar 31, 2013
Revenues	$-	$-	$-	$437	$-	$437
Net income (loss)	31	-	1	84	(31)	85

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

14.  segmented information

Brookfield Renewable operates renewable power assets, which include conventional hydroelectric generating assets located in the United States, Canada and Brazil, and wind farms located in the United States and Canada. Brookfield Renewable also operates two co-generation (“Co-gen”) facilities. Management evaluates the business based on the type of power generation (Hydroelectric, Wind and Co-gen). Hydroelectric and wind are further evaluated by major region (United States, Canada and Brazil). “Equity-accounted investments” includes Brookfield Renewable’s interest in certain hydroelectric facilities. The “Other” segment includes CWIP and corporate costs.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by management in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 of the December 31, 2013 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, adjusted EBITDA, and funds from operations. Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests. Funds from operations is defined as adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. Transactions between the reportable segments occur at fair value.

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

	Hydroelectric			Wind energy		Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada
For the three months ended March 31, 2014:
Revenues	$206	$98	$89	$29	$39	$19	$-	$480
Adjusted EBITDA	158	82	73	17	36	11	(17)	360
Interest expense - borrowings	(39)	(16)	(5)	(10)	(10)	-	(21)	(101)
Funds from operations prior to
non-controlling interests	117	66	62	7	26	11	(49)	240
Cash portion of non-controlling interests	(35)	-	(4)	(7)	-	-	(9)	(55)
Funds from operations	82	66	58	-	26	11	(58)	185
Depreciation	(37)	(20)	(34)	(18)	(16)	(1)	-	(126)
For the three months ended March 31, 2013:
Revenues	$185	$94	$75	$23	$40	$20	$-	$437
Adjusted EBITDA	143	78	55	14	35	8	(14)	319
Interest expense - borrowings	(35)	(16)	(7)	(8)	(14)	-	(22)	(102)
Funds from operations prior to
non-controlling interests	108	62	44	6	21	8	(47)	202
Cash portion of non-controlling interests	(26)	-	(2)	(5)	-	-	(7)	(40)
Funds from operations	82	62	42	1	21	8	(54)	162
Depreciation	(32)	(21)	(40)	(13)	(19)	(3)	-	(128)

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

The following table reconciles adjusted EBITDA and funds from operations, presented in the above tables, to net income as presented in the interim consolidated statements of income  for the three months ended March 31:

(MILLIONS)	2014	2013
Revenues	$480	$437
Other income	3	2
Share of cash earnings from equity-accounted investments	7	6
Direct operating costs	(130)	(126)
Adjusted EBITDA	360	319
Interest expense - borrowings	(101)	(102)
Management service costs	(11)	(12)
Current income tax expense	(8)	(3)
Funds from operations prior to non-controlling interests	240	202
Less: cash portion of non-controlling interests
Preferred equity	(9)	(7)
Participating non-controlling interests - in operating subsidiaries	(46)	(33)
Funds from operations	185	162
Add: cash portion of non-controlling interests	55	40
Depreciation	(126)	(128)
Unrealized financial instruments gain	-	16
Share of non-cash loss from equity-accounted investments	(6)	(2)
Deferred income tax expense	(2)	(1)
Other	19	(2)
Net income	$125	$85

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric			Wind energy		Equity-	Co-gen	Other	Total
						accounted
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	investments
As at March 31, 2014:
Property, plant and
equipment, at fair value	$6,029	$4,624	$2,247	$1,182	$1,186	$-	$44	$459	$15,771
Total assets	6,425	4,688	2,442	1,273	1,243	549	47	621	17,288
Total borrowings	2,307	1,232	240	644	690	-	-	1,698	6,811
Total liabilities	3,524	2,201	334	724	946	-	3	1,815	9,547
For the three months ended
March 31, 2014:
Additions to property, plant
and equipment	295	-	-	-	-	-	-	29	324
As at December 31, 2013:
Property, plant and
equipment, at fair value	$5,771	$4,830	$2,205	$1,198	$1,250	$-	$46	$441	$15,741
Total assets	6,065	4,947	2,426	1,282	1,297	290	62	608	16,977
Total borrowings	2,157	1,143	238	647	721	-	-	1,717	6,623
Total liabilities	3,328	2,144	398	720	995	-	4	1,852	9,441
For the year ended
December 31, 2013:
Additions to property, plant
and equipment	715	206	-	430	-	-	-	255	1,606

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

15.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2054.

In March 2014, Brookfield Renewable entered into an agreement to acquire the wind portfolio of Bord Gáis Energy. The portfolio comprises 321 MW of operating wind capacity across 17 wind projects in Ireland and Northern Ireland. The transaction with Brookfield Renewable is being completed as a sale by the Republic of Ireland-owned Bord Gáis Éireann. The purchase price is subject to customary closing adjustments and represents, net of assumed long-term non-recourse debt and certain deferred contingent consideration, a net purchase price of approximately €495 million ($680 million). Brookfield Renewable will fund the transaction with its institutional partners and maintain an economic interest in the portfolio of approximately 40%.  The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the second quarter of 2014.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Guarantees

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9 – Long-term debt and credit facilities. As at March 31, 2014, letters of credit issued by subsidiaries of Brookfield Renewable amounted to $98 million.

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services.  Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees.  The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes

16.  subsequent eventS

In April 2014, construction on the 45 MW hydroelectric project in British Columbia was completed, and the project entered commercial operation.

Brookfield Renewable Energy Partners L.P                            Q1 2014 Interim Consolidated Financial Statements and Notes